COOPER TIRE & RUBBER COMPANY
701 Lima Avenue • Findlay, OH 45840

BRADLEY E. HUGHES	419.424.4320
VICE PRESIDENT
CHIEF FINANCIAL OFFICER
July 27, 2010
BY EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631

Attention:	Mr. John Hartz Senior Assistant Chief Accountant Mail Stop 4631

RE:	Cooper Tire & Rubber Company Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 File No. 001-04329
Ladies and Gentlemen:
Reference is made to the letter dated July 12, 2010 setting forth the Staff’s comments relating to the above referenced reports filed by Cooper Tire & Rubber Company (the “Company”). Set forth below are the Staff’s comments and the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Note 1 — Significant Accounting Policies, page 39
Earnings (Loss) per Common Share, page 41
Comment 1
We note your response to prior comment five. Please provide similar clarifying information in future filings.
Response:
The Company will provide similar clarifying information beginning with the filing of its Form 10-Q for the quarterly period ended June 30, 2010.

United States Securities and Exchange Commission
July 27, 2010

Note 18 — Contingent Liabilities, page 65
Cooper Chengshan Acquisition, page 66
Comment 2
We note your response to prior comment eight. With reference to the specific portions of the respective literature you relied on please provide us with your comprehensive analysis supporting your accounting treatment of your obligation to purchase the 49% minority interest at a minimum purchase price of $62.7 million. Please address under what circumstances you would be obligated to pay more than the minimum purchase price of $62.7 million. Additionally, please tell us the carrying amount of your non-controlling interest in Cooper Chengshan as of each period presented and as of March 31, 2010.
Response:
The Company examined the put option using the guidance of ASC 480 and has concluded the put option does not meet the criterion for a freestanding financial instrument, but should be considered an embedded feature in the associated shares. The Company further evaluated the feature under the derivative literature in ASC 815-15 and concluded the put option does not require bifurcation from the shares because the underlying shares are not readily convertible into cash and thus the embedded put feature is not net settleable and therefore does not meet the definition of a derivative.
The Company has determined the accounting for the redeemable share (by virtue of the embedded put option) associated with the Cooper Chengshan purchase should follow the guidance of ASC 480-10-S99 Redeemable Preferred Stock (also referred to as Topic D-98). Topic D-98 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable at the option of the holder. As the redemption is at the sole option of the noncontrolling shareholders and is the obligation of the Company, the put option meets the criteria of a redeemable noncontrolling shareholder interest.
The Company has accounted for its noncontrolling shareholder interests in accordance with ASC 810. However, since the Cooper Chengshan noncontrolling shareholder interest is considered redeemable under the guidance of ASC 480-10-S99-3A, the redeemable noncontrolling shareholder interest is to be presented in mezzanine equity.
Because of the impact on the Company’s Total stockholders’ equity at December 31, 2008 and 2009, the Audit Committee of the Board of Directors and management of the Company determined that its consolidated financial statements contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and the consolidated financial statements contained in the quarterly Report on Form 10-Q for the three months ended March 31, 2010 (the “Form 10-Q”) will be restated.
The restatement will include the allocation of a portion of the Currency translation adjustment recorded in Comprehensive income (loss) and Cumulative other comprehensive loss to the Noncontrolling shareholders’ interests in consolidated subsidiaries as the Company described in its June 16, 2010 response to Comment 4 of the SEC letter dated May 19, 2010.

United States Securities and Exchange Commission
July 27, 2010

The Company will include in the restatement its accounting policy election to use the interest method of accreting the Redeemable noncontrolling shareholders’ interests over time to the greater of its fixed redemption price or its formulaic redemption price, ensuring that the noncontrolling interest is accounted for at the greater of its traditional carrying amount under ASC 810 or its accreted redemption price. Any accretion adjustments to the carrying value of the noncontrolling shareholders’ interest in Cooper Chengshan must be considered in the calculation of earnings per share. Adjustments to the earnings per share calculation will impact the years ended December 31, 2008 and 2009 and for the three month period ended March 31, 2009. The Company has elected to include the accretion adjustments in the calculation of earnings per share in its footnote disclosure.
The Company will reclassify the Redeemable noncontrolling shareholders’ interest in Cooper Chengshan from Total stockholders’ equity to mezzanine equity in the Consolidated Balance Sheets.
In connection with this restatement for the respective periods referenced above, the Company has concluded that a material weakness existed in the Company’s internal control over financial reporting. The Company has taken a series of steps designed to improve its control processes. These actions include a review of the accounting for joint ventures from acquisition to present with a special focus on changes to reporting guidance that may affect the Company’s accounting. The Company is also implementing measures to enhance the controls by which authoritative guidance will be monitored and applied on a regular basis. The Company believes these measures will appropriately address the material weakness related to the issues described above.
The Company has attached to this letter as Exhibit A a copy of the Form 8-K filed on July 27, 2010 which discusses the restatement discussed above and provides the amounts “As originally reported” and “As restated” for the periods and financial statement components impacted by the restatement.
The Company acknowledges that:
It is responsible for the adequacy and accuracy of the disclosures in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
July 27, 2010

If you have additional questions regarding the Company’s responses to the Commission’s comments, please advise me in writing as soon as practicable.

Sincerely,
/s/ Bradley E. Hughes
Bradley E. Hughes
Vice President & Chief Financial Officer

cc:	Jeanne Baker, United States Securities and Exchange Commission
Pamela Long, United States Securities and Exchange Commission
Errol Sanderson, United States Securities and Exchange Commission
Dale Welcome, United States Securities and Exchange Commission

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): July 23, 2010
COOPER TIRE & RUBBER COMPANY
(Exact Name of Registrant as Specified in Charter)

Delaware	001-04329	344297750

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Lima Avenue, Findlay, Ohio	45840

(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(419) 423-1321
Not Applicable

(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.
     Cooper Tire & Rubber Company (the “Company”) will host a conference call for investors and security analysts on August 5, 2010, beginning at 11:00 a.m., Eastern Daylight Time. Company management will discuss the financial results. Individuals can access a webcast of the conference call at the investor relations web page at www.coopertire.com.
     The information under Item 4.02(a) — Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review below is incorporated herein by reference.

Item 4.02(a).	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
     On July 23, 2010, as a result of a review of the accounting by Cooper Tire & Rubber Company (the “Company”) of Noncontrolling shareholders’ interests, the Audit Committee of the Board of Directors and management of the Company determined that its consolidated financial statements contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and the consolidated financial statements contained in the Quarterly Report on Form 10-Q for the three months ended March 31, 2010 (the “Form 10-Q”) will be restated and such financial statements should no longer be relied upon.
     In accordance with applicable financial guidance, a portion of the Currency translation adjustment recorded in Comprehensive income (loss) and Cumulative other comprehensive loss should have been allocated to the Noncontrolling shareholders’ interests in consolidated subsidiaries which include Cooper Chengshan, Cooper Kenda, and Cooper de Mexico.
     The restatement also relates, in part, to the Company’s classification of the Noncontrolling shareholders’ interest in Cooper Chengshan. The Company classified the Noncontrolling shareholders’ interest as permanent equity as of December 31, 2006, 2007, 2008 and 2009 and March 31, 2010. After completion of a recent review, including consideration of the applicable financial guidance, and evaluation of the agreements related to the Cooper Chengshan joint venture, management determined that the Noncontrolling shareholders’ interest in Cooper Chengshan should be classified as a Redeemable noncontrolling shareholders’ interest in mezzanine equity on the balance sheet because, pursuant to the agreements related to Cooper Chengshan, the owners of the Noncontrolling shareholders’ interest in Cooper Chengshan had the right to sell and, if exercised, the Company had the obligation to purchase, the remaining 49 percent Noncontrolling shareholders’ interest share at a minimum price of $62.7 million. This put option was previously disclosed in the footnotes to the financial statements, with a term beginning on January 1, 2009 and continuing through December 31, 2011.
     The restatement will not affect any items in the Company’s consolidated statement of operations, other than the basic and diluted earnings per share. The restatement will have no impact on the Company’s consolidated statements of cash flows as of any date or for any period.
     The following table reflects the impact of the allocation of the currency translation adjustment and the reclassification on the Company’s balance sheet for the fiscal years ended December 31, 2006, 2007, 2008 and 2009 and the three month periods ended March 31, 2009 and March 31, 2010:

(dollar amounts in thousands)
	As of December 31, 2006		As of December 31, 2007
	As Originally		As Originally
	Reported	As Restated	Reported	As Restated
Redeemable noncontrolling shareholders’ interest	—	44,956	—	56,686
Retained earnings	1,256,971	1,256,971	1,350,527	1,350,527
Cumulative other comprehensive loss	(282,552)	(284,509)	(205,677)	(213,414)
Total parent stockholders’ equity	639,891	637,934	792,291	784,554
Noncontrolling shareholders’ interests in consolidated subsidiaries	71,309	28,310	90,657	41,708
Total stockholders’ equity	711,200	666,244	882,948	826,262
Total Liabilities and Equity	2,235,515	2,235,515	2,298,490	2,298,490
Note: These are selected measures and not intended to sum.

	As of December 31, 2008		As of December 31, 2009
	As Originally		As Originally
	Reported	As Restated	Reported	As Restated
Redeemable noncontrolling shareholders’ interest	—	62,720	—	83,528
Retained earnings	1,106,344	1,096,405	1,133,133	1,133,133
Cumulative other comprehensive loss	(450,079)	(464,427)	(455,750)	(470,272)
Total parent stockholders’ equity	294,116	269,829	345,330	330,808
Noncontrolling shareholders’ interests in consolidated subsidiaries	86,850	48,417	118,722	49,716
Total stockholders’ equity	380,966	318,246	464,052	380,524
Total Liabilities and Equity	2,042,896	2,042,896	2,100,340	2,100,340

	As of March 31, 2009		As of March 31, 2010
	As Originally		As Originally
	Reported	As Restated	Reported	As Restated
Redeemable noncontrolling shareholders’ interest	—	62,720	—	55,041
Retained earnings	1,078,842	1,067,793	1,137,764	1,137,764
Cumulative other comprehensive loss	(449,340)	(463,789)	(444,946)	(456,816)
Total parent stockholders’ equity	268,431	242,933	360,503	348,633
Noncontrolling shareholders’ interests in consolidated subsidiaries	84,830	47,608	98,627	55,456
Total stockholders’ equity	353,261	290,541	459,130	404,089
Total Liabilities and Equity	2,025,887	2,025,887	2,142,892	2,142,892

     In addition to the reclassification of the Noncontrolling shareholders’ interest in Cooper Chengshan described above, the Company’s management determined that it did not properly consider the accreted value of the Noncontrolling shareholders’ interest in Cooper Chengshan. Because the Noncontrolling shareholders’ interest in Cooper Chengshan is redeemable at an amount other than fair value, it is considered a preferential obligation of the Company. Accordingly, adjustments (accretion only) to the carrying value of the Noncontrolling shareholders’ interest in Cooper Chengshan must be considered in Retained earnings shown in the previous table, and in the calculation of earnings per share. Based on the election by the Company to accrete the carrying value of this Noncontrolling shareholders’ interest over time, to the date it became redeemable, using the interest method, the following table reflects the impact of this adjustment on Basic and Diluted earnings per share for the years ended December 31, 2008 and 2009 and for the three month periods ended March 31, 2009 and March 31, 2010. There was no impact to Basic or Diluted earnings per share for the years ended December 31, 2006 and 2007 (not shown) or the three month period ended March 31, 2010 (as shown).

	2008		2009
	As Originally		As Originally
	Reported	As Restated	Reported	As Restated
Net income (loss) attributable to Cooper Tire & Rubber Company	(219,380)	(219,380)	51,767	51,767
Accretion of redeemable noncontrolling shareholders’ interest	—	(9,939)	—	9,939

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$(219,380)	$(229,319)	$51,767	$61,706

Basic earnings (loss) per share:
Income (loss) from continuing operations available to Cooper Tire & Rubber Company common stockholders	$(3.72)	$(3.88)	$1.40	$1.57
Income (loss) from discontinued operations	—	—	(0.53)	(0.53)

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$(3.72)	$(3.88)	$0.87	$1.04

Diluted earnings (loss) per share:
Income (loss) from continuing operations available to Cooper Tire & Rubber Company common stockholders	$(3.72)	$(3.88)	$1.37	$1.54
Income (loss) from discontinued operations	—	—	(0.52)	(0.52)

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$(3.72)	$(3.88)	$0.85	$1.02

	First Quarter 2009		First Quarter 2010
	As Originally		As Originally
	Reported	As Restated	Reported	As Restated
Net income (loss) available to Cooper Tire & Rubber Company	(21,267)	(21,267)	11,576	11,576
Accretion of redeemable noncontrolling shareholders’ interest	—	(1,110)	—	—

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$(21,267)	$(22,377)	$11,576	$11,576

Basic earnings (loss) per share:
Income (loss) from continuing operations available to Cooper Tire & Rubber Company common stockholders	$(0.35)	$(0.37)	$0.20	$0.20
Income (loss) from discontinued operations	(0.01)	(0.01)	(0.01)	(0.01)

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$(0.36)	$(0.38)	$0.19	$0.19

Diluted earnings (loss) per share:
Income (loss) from continuing operations available to Cooper Tire & Rubber Company common stockholders	$(0.35)	$(0.37)	$0.20	$0.20
Income (loss) from discontinued operations	(0.01)	(0.01)	(0.01)	(0.01)

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$(0.36)	$(0.38)	$0.19	$0.19

     The Company will file an amendment to the Form 10-K and the Form 10-Q to restate its consolidated financial statements included therein and otherwise reflect the adjustments described above. These filings are expected to be made by the Company on August 4, 2010.
     In connection with this restatement for the respective periods referenced above, the Company has concluded that a material weakness existed in the Company’s internal control over financial reporting. The Company has taken a series of steps designed to improve its control processes. These actions include a review of the accounting for joint ventures from acquisition to present with a special focus on changes to reporting guidance that may affect the Company’s accounting. The Company is also implementing measures to enhance the controls by which authoritative guidance will be monitored and applied on a regular basis. The Company believes that these measures will appropriately address the material weakness related to the issues described above.
     The Company’s management and the Audit Committee of the Board of Directors have discussed the matters disclosed in this Current Report on Form 8-K with Ernst & Young LLP, the Company’s independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER TIRE & RUBBER COMPANY
	By:	/s/ Bradley E. Hughes
		Name:	Bradley E. Hughes
Date: July 27, 2010		Title:	Vice President and Chief Financial Officer